UNIONBANC INVESTMENT SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF MUFG UNION BANK, N.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment adviser under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly owned subsidiary of MUFG Union Bank, N.A. (the "Parent"), a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holdings Corporation is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

The Company provides services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting of dedicated investment specialists. The Company clears transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, estimating the fair value of financial instruments (see Note 6). If the Company were a standalone entity, the financial statements presented could be materially different.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There are no cash equivalents or restricted cash recorded as of December 31, 2017.

Receivables and Payables – broker dealers and clearing organization - Receivables from clearing organizations include receivables for unsettled regular-way securities. Payables to clearing organizations include amounts payable for unsettled regular-way securities.

Financial Instruments — Financial Instruments are recorded on a trade-date basis. All positions are carried at fair value. For debt securities, gains and losses are determined on a first in–first out basis. Interest associated with financial instruments owned, at fair value is accrued as interest income and is accrued as interest receivable on the Statement of Operations and Statement of Financial Condition, respectively. Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, *Fair Value Measurements* (See Note 6), and unrealized and realized gains and losses are included in principal transaction revenue, net.

Deposits with clearing organization — Cash held on deposit with clearing organization is included in this balance.

Due from Parent — Net — Primarily consists of management fees payable to the Parent, salary expense, and income taxes receivable.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized.

Commissions — Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions for annuities and insurance contracts are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to chargeback the Company amounts equal to the commissions paid to the Company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12 to 18 month period after the policy is in force.

Advisory Fee —The Company provides investment advisory services to clients. Advisory fees are received up front each quarter, and therefore revenue is deferred and spread over the quarter.

Bank deposit sweep Fee — Fees earned from cash sweep programs recognized ratably over the period.

Management Fees – Management fees are paid to the Parent under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resources services and are based on a fixed fee.

Furniture, Equipment, and Leasehold Improvements — Net — Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each asset. The estimated life for furniture is 10 years and for equipment is 4 years. Leasehold improvements are amortized over the term of the respective lease or the estimated life of an improvement, whichever is shorter.

3. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU applies to all contracts with customers, except financial instruments, guarantees, lease contracts, insurance contracts and certain non-monetary exchanges. It provides the following five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In addition, the ASU requires additional disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015 the FASB issued ASU 2015-14, Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to interim and annual periods beginning on January 1, 2018, with early adoption permitted in 2017. The adoption of this guidance will not significantly impact the Company's financial position and results of operations.

4. **INCOME TAXES**

The components of the Company's expense (benefit) for income taxes for the year ended December 31, 2017 consist of the following:

Income tax expense (benefit):			
Federal	$ (1,309,349)	$ 769,122	$ (540,227)
State	(264,353)	37,207	(227,146)
Total income tax expense (benefit)	$ (1,573,702)	$ 806,329	$ (767,373)

The Company's expense (benefit) for income taxes for the year ended December 31, 2017, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, due primarily to state taxes. On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate federal tax rate from 35% to 21% rate. The rate reduction took effect on January 1, 2018. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As a result of the reduction in the corporate income tax rate from 35% to 21% under the Act, the Company revalued its net deferred tax balances at December 31, 2017.

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current receivable from the Parent of $1,169,967 and deferred tax asset of $598,271 at December 31, 2017, which is recorded in Due from Parent — net on the Statement of Financial Condition.

The Company is subject to U.S. federal income tax as well as various state income taxes. With limited exception, the Company is not open to examination for periods before 2014 by U.S. federal taxing authorities and 2013 by state taxing authorities. The Company files a combined California income tax return with MUAH which has open tax years for 2013 and forward. In addition, the Company was included in a refund claim filed with MUAH's amended California tax returns filed in 2017 for tax years 2010- 2012 which are open with respect to the refund claim. There were no uncertain tax positions as of December 31, 2017 and there is no expected change in the next 12 months.

5. RECEIVABLE/PAYABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Amounts receivable/payable from brokers, dealers, and clearing organization as of December 31, 2017 consists of the following:

	Receivable	Payable	Total
Unsettled Trades	$ 19,091,303	$ (18,980,538)	$ 110,765

6. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and financial liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by US GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Fair Value Measurements on a Recurring Basis — The following table presents financial assets measured at fair value on a recurring basis at December 31, 2017, by caption on the statement of financial condition and by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Financial instruments:				
U.S. Government sponsored agency securities	-	$ 117,942,690	-	$ 117,942,690
State and municipal obligations	-	4,187,133	-	4,187,133
Total financial instruments	-	122,129,823	-	122,129,823
Total assets	$ -	$ 122,129,823	$ -	$ 122,129,823

The Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by US GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

In assigning the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's policy is to recognize transfers in and out of levels 1, 2, and 3 as of the end of a reporting period. There were no transfers between levels during the year.

7. **NON-RECURRING FAIR VALUE MEASUREMENTS**

Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These accounts include cash and cash equivalents, deposits with clearing organizations, receivable from clearing organization- Net, and fees and commissions receivable. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy.

The table presents the carrying values and estimated fair values at December 31, 2017, by level within the fair value hierarchy. The table excludes all non-financial assets and liabilities such as furniture, equipment, software, and leasehold improvements which are included under Other Assets in the

Statement of Financial Condition. In addition tax assets and liabilities, and certain estimated accruals and provisions which are included in Due from Parent, Net in the Statement of Financial Condition.

	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Cash and cash equivalents	$ 1,138,108	$ 1,138,108	-	-	$ 1,138,108
Deposits with Clearing oganization	10,226,158	10,226,158	-	-	10,226,158
Receivable from clearing organization - Net	110,765	-	110,765	-	110,765
Fees and commissions receivable	2,197,838	-	2,197,838	-	2,197,838

8. **RELATED-PARTY TRANSACTIONS**

At December 31, 2017, the Company had cash of $1,138,008 deposited in non-interest-bearing checking accounts at the Parent.

The Company has a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The line of credit will automatically renew on the maturity date of March 1, 2018 for additional one-year periods unless at least ten days prior to the new maturity date, the Parent provides written notice to the Company of its intent not to renew this line of credit. Interest accrues monthly based on the LIBOR rate plus the applicable margin. The Company had $0 outstanding under this line at December 31, 2017. For the year ended December 31, 2017, the Company recorded interest expense of $0 in relation to this line of credit. At December 31, 2017, the Company had $0 of accrued interest payable recorded in Due from Parent — net.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, which includes all direct employee and occupancy and certain equipment related expenses related to the operation of the Company. Such expenses for the year ended December 31, 2017, were $41,026,205 for employee salaries and benefits, $3,380,957 for occupancy and equipment, $754,978 for regulatory fees, and $4,370,490 for all other expenses. Other expenses include communications, professional services and travel and conferences.

In addition, intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and human resources services. In consideration for the services provided, the Company pays the Parent fixed fees under a master service agreement. For the year ended December 31, 2017, total intercompany management fees paid to the Parent were $17,137,477.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The plan costs are allocated to the Company by the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The 401(k) matching contribution is an Internal Revenue Code safe-harbor match.

The Parent provides certain health care benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The health care cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the health care plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25% to 50%, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, and postretirement benefits expenses were $463,998 for the year ended December 31, 2017. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

9. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, At December 31, 2017, the Company had net capital of $127,981,982, which was $127,731,982 in excess of the required $250,000.

10. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services ("NFS"). As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of December 31, 2017, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, under the terms of the NFS agreement, NFS acts as a sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent and is renewed annually.

Portfolio Connection — Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS on a daily basis. As of December 31, 2017, there were no outstanding items.

11. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2017 through the date on which the financial statements are available to be issued and there is nothing to disclose.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

Schedule H

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of such Rule under the Securities Exchange Act of 1934 as the firm carries no margin accounts, promptly transmits all customer funds and delivers all securities, does not otherwise hold funds or securities for, or owe money or securities to, customers and effects all financial transactions for customers through one or more bank accounts maintained exclusively for this purpose.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company is not required to prepare the Reserve Requirements for Brokers or Dealers.

UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provision of SEC Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.